

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 26, 2006

Mr. H.C. Allen, Jr.
Chief Financial Officer
Dorchester Minerals, L.P.
3838 Oak Lawn Avenue, Suite 300
Dallas, Texas 75219

> **Re:** **Dorchester Minerals, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 8, 2006**
> **File No. 000-50175**

Dear Mr. Allen:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2005

Leasing Activity, page 17

1.   Tell us how you are computing the average royalty percentages that you report for each of the past three years, and contrast these reported averages with the net revenue interests that you list in your table under Drilling Activity.

Drilling Activity, page 18

2.   You state that you are unable to project whether the EOG operated wells in the T-Patch field will exhibit hyperbolic or exponential decline profiles. Please explain to us the profiles you used to determine the proved reserves associated with this property and the support you have for the underling projected trend.

Oil and Natural Gas Reserves, page 20

3.   Please expand your disclosure to include the definition of proved reserves, as found in Rule 4-10(a) of Regulation S-X.

4.   Please revise your "SEC PV-10" label for your non-GAAP metric to avoid the reference to SEC, as this is not a measure we prescribe. Expand your disclosure to explain why you are reporting this number, how management uses it, why you believe it is important to investors, and that other companies would not necessarily calculate it the same way as you. Please provide a reconciliation to the most comparable GAAP-based measure, and all other disclosures required under Item 10(e) of Regulation S-K.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief